United States securities and exchange commission logo





                             September 6, 2022

       Haijian He
       Chief Financial Officer
       Kingsoft Cloud Holdings Limited
       Building E, Xiaomi Science and Technology Park
       No. 33 Xierqi Middle Road
       Haidian District, Beijing, 100085
       People   s Republic of China

                                                        Re: Kingsoft Cloud
Holdings Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-39278

       Dear Mr. He:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Introduction, page i

   1. Please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau.
       Item 3 Key Information
       3.D. Risk Factors, page 1

   2. We note your disclosure regarding the legal and operational risks associated with being based in or having your
operations primarily in China. Please also disclose here how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities (VIEs) and data security or anti-monopoly concerns, have or may impact the
company   s ability to conduct its business, accept foreign
                                                        investments, or list on
a U.S. or other foreign exchange. Specifically disclose in the
 Haijian He
Kingsoft Cloud Holdings Limited
September 6, 2022
Page 2
         forepart of Item 3 whether your auditor is subject to the determinations announced by the
         PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies
         Accountable Act (HFCAA) and related regulations will affect your company. Also disclose that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In addition, your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3.       We note the diagram of corporate structure on page 88. At the onset of
Part I, please
         provide a diagram of the company   s corporate structure, identifying
the person or entity
         that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in
         consolidation of the VIE   s operations and financial results into
your financial statements.
         Identify clearly the entity in which investors hold their interest and the entity(ies) in which
         the company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than equity ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
4. We note your disclosure that the Cayman Islands holding company controls and receives
       the economic benefits of the VIE   s business operations through
contractual agreements
       between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the
FirstName LastNameHaijian He
       business of the VIE. Any references to control or benefits that accrue to you because of
Comapany    NameKingsoft
       the VIE               Cloud to
                should be limited  Holdings   Limited
                                      a clear description of the conditions you
have satisfied for
       consolidation   of
September 6, 2022 Page 2  the VIE under  U.S. GAAP.
FirstName LastName
 Haijian He
FirstName  LastNameHaijian  He
Kingsoft Cloud  Holdings Limited
Comapany 6,
September  NameKingsoft
              2022        Cloud Holdings Limited
September
Page 3     6, 2022 Page 3
FirstName LastName
5. In your summary of risk factors, disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
6. In your summary of risk factors and your risk factors disclosures, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from
         Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve the VIE   s operations, and state affirmatively
whether you have
         received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. For each summary risk factor related to doing business in China, provide a specific cross-
         reference to the more detailed risk factor discussion.
8. We note your disclosure related to recent events indicating greater oversight by the
         Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange. Please revise your disclosure to explain how this oversight specifically impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the
         CAC to date.
9. Please disclose the risks and consequences of being added to the HFCAA Conclusive List
         (for example, specifically disclose that the value of the company   s
securities may
         significantly decline or become worthless).
Condensed Consolidating Schedule, page 56

10. Please revise your condensed consolidating schedule to present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the WFOEs that are the primary beneficiary of the VIEs. One of the objectives of this disclosure is to allow an investor to
 Haijian He
Kingsoft Cloud Holdings Limited
September 6, 2022
Page 4
         evaluate the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Item 5 Operating and Financial Review and Prospects
Impact of Covid-19, page 93

11. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2)
         the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues, page 97

12. You disclose that, "Our revenues generated from public cloud services increased by
         19.2% from RMB5,166.9 million in 2020 to RMB6,159.1 million (US$966.5 million) in
         2021, primarily driven by the increase in the number of our Public Cloud Service
         Premium Customers due to our expansion and penetration in selected vertical, and (ii)
         increasing demand for our products and solutions of our Premium Customers, reflected by the increase in customer spending of our Public Cloud Service Premium Customer."
         Please quantify how much of the increase was driven by each item noted. Discuss the specific verticals you focused on and the underlying reason for the increase in revenue for those verticals. Explain the underlying reason for the increased demand for your products and solutions from your Premium Customers. Also, discuss how revenue was impacted given the decrease, from 146% to 114% from December 31, 2020 to December 31, 2021, in net dollar retention rate of public cloud service premium customers.
13. We note your disclosure that, "Our revenues generated from enterprise cloud services increased by 111.1% from RMB1,372.7 million in 2020 to RMB2,897.8 million
       (US$454.7 million) in 2021, primarily driven by (i) continued strong growth momentum of the overall China non-internet cloud market; (ii) strong demand for our enterprise cloud services in the verticals we focus on; (iii) an increase in the number of our Enterprise
       Cloud Service Premium Customers due to our marketing and customer base expansion efforts; and (iv) the acquisition of Camelot." In this regard, please quantify how much of the increase was driven by each item noted. Also, disclose the underlying reason for the continued strong growth momentum in the China non-internet cloud market. Discuss the
FirstName LastNameHaijian He
       underlying reason for the strong demand for your enterprise cloud services in the verticals
Comapany    NameKingsoft
       you focused           CloudinHoldings
                     on. Explain               Limited
                                      your filing what type of revenue is
included in China non-
       internet
September       cloud
            6, 2022    market
                    Page   4 and what specific verticals you are focused on.
FirstName LastName
 Haijian He
FirstName  LastNameHaijian  He
Kingsoft Cloud  Holdings Limited
Comapany 6,
September  NameKingsoft
              2022        Cloud Holdings Limited
September
Page 5     6, 2022 Page 5
FirstName LastName
5.B. Liquidity and Capital Resources, page 102

14. At the forefront of you Liquidity and Capital Resources section provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences.
         Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
15. You state, "Our cash and cash equivalents consist of cash on hand and time deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months." This statement appears to contradict your disclosure on page 104 regarding restriction on your ability to pay dividends and other funding restrictions. Please revise accordingly.
16. Provide disclosure regarding your ability to generate and obtain adequate amounts of cash to meet your cash requirements, and your plans for cash in the short-term and separately in the long-term. Also, state whether in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Furthermore, discuss your debt, terms of the debt, interest rates, and maturities. We refer to guidance in Item 5B of Form 20-F.
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
1. Organization and Basis of Presentation, page F-15

17. Please disclose all of your subsidiaries, the variable interest entities, and the variable interest entities' subsidiaries as shown in your organization structure chart on page 88.
         For example you disclose 14 subsidiaries, variable interest entities, and variable interest entities' subsidiaries on page 88 but only 11 on page F-15. Furthermore, on page F-15 you show Wuhan Kingsoft Cloud Information Technology Co., Ltd. as a 100% equity owned subsidiary, but it is shown as a variable interest entity subsidiary on page 88. Also, the percentage ownership of Camelot Technology Co., Ltd differs between the two presentations.
18. We note your disclosure that "a parent-subsidiary relationship exists between the
         Company and the VIEs." Since you do not own equity interest in the VIEs, please revise
 Haijian He
Kingsoft Cloud Holdings Limited
September 6, 2022
Page 6
         to remove that statement in order to eliminate any confusion.
Cash and cash equivalents, page F-21

19. Disclose the jurisdiction that holds your cash and cash equivalents and address:

                to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;
                any restrictions associated with the transfer of cash outside its current jurisdiction;
                how cash is transferred through your organization;
                you intentions to distribute earnings or settle amounts owed to the parent holding company; and
                state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, consolidated VIEs, and your
              U.S. investors, and quantify the amounts where applicable.

Revenue Recognition, page F-26

20. We note based on your disclosure on page 94 that you offer a prepaid subscription package over a fixed subscription period in connection with your public cloud service revenue. Please disclose your revenue recognition policy as it relates to your prepaid subscription packages.
3. Concentration of Risks
Concentration of credit risk, page F-32

21. We note your statement that "The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the
         Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality." In this regard, disclose the jurisdictions where your cash and cash equivalents, restricted cash, short-term investments are held and address:

                to what extent financial institutions in those jurisdictions insure your cash and cash equivalents; and
                any restrictions associated with the transfer of cash outside its current jurisdiction.
Currency convertibility risk, page F-32

22. You state that "Approval of foreign currency payments by the PBOC or other institutions
FirstName LastNameHaijian He
       requires submitting a payment application form together with suppliers invoices, shipping
Comapany    NameKingsoft
       documents           Cloud
                   and signed    HoldingsInLimited
                              contracts."   this regard, disclose to what
extent you have made
       foreign
September      currency
           6, 2022  Pagepayments.
                         6
FirstName LastName
 Haijian He
FirstName  LastNameHaijian  He
Kingsoft Cloud  Holdings Limited
Comapany 6,
September  NameKingsoft
              2022        Cloud Holdings Limited
September
Page 7     6, 2022 Page 7
FirstName LastName
4. Business Combination
Acquisition of Camelot, page F-34

23. You disclose that the actual results of operation after the acquisition date and pro forma results of operations for the acquisitions have not been presented because the effects were not material. This statement appears inconsistent with your disclosure throughout your operating results discussion where you note the impact of the Camelot acquisition on specific income statement line items. We also note that your purchase price was approximately 44% of total assets as of December 31, 2020. Please tell us why you believe the Camelot acquisition is not material as it relates to the disclosure requirements in ASC 805 or revise accordingly.
13. Bank Loans, page F-42

24. Please disclose all your debt in one comprehensive footnote, including loans entered in
         2021 with related parties as noted in footnote 20. Your footnote should provide all disclosure as required by ASC 470-10-50-1 through ASC 470-10-50-5, ASC 860-30-50-
         1A and Rule 5-02 of Regulation S-X
17. Restricted Net Assets, page F-51

25. Please disclose restricted paid-in capital and statutory reserves funds as separate line items in your Consolidated Balance Sheets and Consolidated Statement of Changes in
         Stockholders    (Deficit) Equity. We refer you to Rule 5-02.30(a)(2)
and (3) of Regulation
         S-X.
24. Condensed Financial Information of the Parent Company, page F-56

26. We note your line items "amounts due from subsidiaries," "investments in subsidiaries,"
         and "share of losses of subsidiaries and the VIEs" include amounts related to both equity owned subsidiaries and VIE subsidiaries. Please revise to separately show amounts related to equity owned subsidiaries versus VIE subsidiaries.
General

27.      Please revise to refrain from using terms such as    we    or    our
 when describing activities
         or functions of the VIEs. In this regard, we note that you should revise your definition of
            we,       us,       our company,    the    Company,    and    our
 to remove the VIE from this
         definition. Additionally, we note the first full risk factor on page 32 and any other similar disclosures.
 Haijian He
FirstName  LastNameHaijian  He
Kingsoft Cloud  Holdings Limited
Comapany 6,
September  NameKingsoft
              2022        Cloud Holdings Limited
September
Page 8     6, 2022 Page 8
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Ran Li, Esq.